MAIL STOP 7010

								August 16, 2006

Linda Putback-Bean
Chief Executive Officer
12926 Willowchase Drive
Houston, Texas 77070

RE:	Pediatric Prosthetics, Inc.
	Information Statement on Schedule 14C
	Amended July 24, 2006
	File No. 0-51804

Dear Ms. Putback-Bean:

      We reviewed your amended filing and have the following comment.
Feel free to call us at the telephone numbers listed at the end of this letter.

1. We considered your response to prior comment 1 and are unable to concur. In this case, because the authorization of common stock involves the issuance of secured convertible notes, Item 11 information for the issuance of the notes, including financial statements, is required. Please refer to Note A to Schedule 14A. It is our view that the secured notes are senior securities and therefore the information required by Item 13 is material.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please contact Craig Slivka, Staff Attorney, at
(202) 551-3729 or in his absence Chris Edwards, Special Counsel, at
(202) 551-3742 with any questions.

      Sincerely,


  								Pamela A. Long
  								Assistant Director

CC:	David Love
	Fax: (713) 524-4122
Ms. Linda Putback-Bean
Pediatric Prosthetics, Inc.
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE